UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2014            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

News Release dated January 9, 2014

2.

News Release dated February 7, 2014

3.

News Release dated May 28, 2014

4.

Interim Financial Statements for the period ended March 31, 2014

2.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    FORM 20-F     ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 30, 2014	By: /s/ Simon Ridgway Simon Ridgway President and Director